Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 June 26, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 919
        Guggenheim International Dividend Strategy Portfolio, Series 16
                              File No. 333-181473
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Dear Mr. Bartz:

    This letter is in response to the comments that you raised during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 925, filed on May 16, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim International Dividend Strategy Portfolio, Series 16 (the "Trust"). This letter serves to respond to your comments.

Investment  Summary  -  Security  Selection  -  Security  Selection  Rules
--------------------------------------------------------------------------

    1. Security Selection Rules. The first sentences of Items 1 and 2 in this section both state that the initial universe of securities includes companies that meet various requirements. (Emphasis added.) If these are the only companies that the initial universe comprises, please clarify these disclosures by providing that the initial universe consists exclusively of these securities. Additionally, with regard to the first sentence of Item 2, please clarify this disclosure by stating whether the securities must meet all of these various requirements to be included in the sub-universe. Also, please clarify disclosure in the fourth bullet point in this section by explaining whether the one year price history for each security must be on the New York Stock Exchange or NASDAQ Stock Exchange, or if a price history on any exchange is acceptable. Lastly, the disclosure in the fifth bullet point regarding the Bloomberg selection criteria is unclear. Please revise this disclosure and explain how a security is selected if a company has several security listings.

    Response: The first sentence of Items 1 and 2 are revised to state:

     1. Start with an initial universe of securities that consists exclusively of all non-U.S. headquartered companies with equity securities listed on the New York Stock Exchange ("NYSE") and the NASDAQ Stock Market ("NASDAQ").

     2. Reduce the initial universe of securities to a sub-universe that consists exclusively of all securities that meet all of the following requirements:

    Because trading can be on the NYSE, the NASDAQ or an over-the-counter or pink sheets exchange, the fourth bullet under Item 2 is revised to state:

     - Minimum one year price history for each security, as of the Security Selection Date, based on trading on any U.S. exchange.

    The fifth bullet under Item 2 is revised to state:

     - Minimum three-year price history for each security's primary equity listing, as designated by Bloomberg L.P. For ADR securities, the "primary equity listing" is generally the foreign-listed security that the depository receipt references. For companies that cross list across countries, Bloomberg determines the "primary equity listing" based on their proprietary analysis of listing dates, country of domicile, and liquidity. For some foreign companies, the U.S.-listed security is also the "primary equity listing" if the foreign company chose only to list equity securities in the United States.

    2. Dividend Yield Rule. This section discloses the process for selecting this strategy's 30 securities and states that the securities with the highest rankings for the average of the trailing three years of actual dividend yield are selected. How are the securities ranked? In addition, this section states that each yearly period's actual dividend yield is measured as "all dividends earned during the yearly period divided by starting security price." Please change the word "earned" to "paid" in this sentence. Additionally, please provide an example of the date used to determine the "starting security price" in each year, since the yearly periods used to calculate the three yearly periods of "actual dividend yield" end on the Security Selection Date. Also, in the fourth sentence of this section, please change the word "names" to "securities" and clarify the meaning of "that yearly period."

    Response: The disclosure has been revised to state:

     3. Dividend Yield Rule: Select from the sub-universe above the 30 securities, as of the Security Selection Date, with the highest arithmetic average of the three trailing yearly actual dividend yields. The three trailing yearly periods are defined as the full year of time that each end on the same month and day as the Security Selection Date for the current year, last year, and two years ago. Each yearly period's actual dividend yield is measured as all dividends whose ex-dividend date fell within the yearly period, divided by the latest closing security price before the begin date of such yearly period. For example, if the Security Selection Date is March 12, 2012, then the prior yearly period includes March 13, 2011 to March 12, 2012, and the starting security price for this period is the last closing price of the security before the begin date, which was March 11, 2011 since the 13th was a Sunday. Securities are eligible for selection if their actual dividend yield exceeded the median actual dividend yield for all securities in the sub-universe in each of the three prior years. Median dividend yield is defined as the specific dividend yield that separates the higher half of the annual dividend yields of the sub-universe of securities from the lower half of the annual dividend yields of the sub-universe of securities. The 30 securities are subject to the Portfolio Diversification & Concentration Rules below.

Investment Summary - Security Selection - Portfolio Diversification& Concentration Rules
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    3. In Item 2 of this section, please provide the information source used to determine the headquarters of the companies considered for inclusion in the portfolio.

    Response: The source for this information is Bloomberg L.P. The disclosure has been revised to state:

     2. Geographical Diversification: The trust's portfolio must consist of securities from companies headquartered, as provided by Bloomberg L.P., in at least 10 different countries with no more than 20% of the trust's portfolio from any single country as of the Security Selection Date.

    We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          Chapman and Cutler LLP


                                                          By /s/ Morrison Warren
                                                         -----------------------
                                                                 Morrison Warren